

July 22, 2011

<u>Via E-mail</u>
Gerald O'Reilly
President
Post Data, Inc.
10160-114 Street, Suite 403
Edmonton, AB T5K 2L2

> **Re: Post Data, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 18, 2011**
> **File No. 333-174433**

Dear Mr. O'Reilly:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

"We May Continue To Lose Money, And If We Do Not Achieve Profitability, We May Not Be Able To Continue Our Business," page 4

1.   We note your response to comment two from our letter dated July 5, 2011. Your disclosure on pages four and 33 indicates that you require $10,000 to conduct your operations for the first year. However, you also indicate on page four that your expenditures during the next year are "therefore expected to exceed the sum of both our cash on hand and amount to be raised in this Offering." We note that you had $19,000 in cash as of March 31, 2011 and you will receive $10,000 if you raise 10% of the aggregate offering amount. Please revise your disclosure to clarify why you believe the $10,000 required to conduct your operations in the first year will exceed your cash on hand and offering proceeds.

Plan of Operation, page 32

2.   On page 33 you state that the President has given verbal agreement to provide up to $10,000 in unsecured shareholder's loans "for the first year." However, on page 34 you indicate that he has verbally agreed to loan the company up to $10,000 "per month" during the first year. In addition, Exhibit 10 to your registration statement indicates that he will loan the company up to $10,000 per month. Please revise to reconcile these statements.

        Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                /s/ Larry Spirgel

                                                Larry Spirgel
                                                Assistant Director